Amyris, inc.

5885 Hollis Street, Suite 100

Emeryville, CA 94608

November 28, 2017

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4631 Attention: Pamela Long, Assistant Director Kate McHale, Senior Staff Attorney

Re:	Amyris, Inc. Form S-3 initially filed November 3, 2017 File No. 333-221351

Via EDGAR - Acceleration Request

Requested Date:	November 30, 2017
Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Amyris, Inc. (the “Registrant”) hereby requests pursuant to Rule 461(a) of the Securities Act of 1933, as amended, that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Dan Winnike of Fenwick & West LLP at (650) 335-7657 or, in his absence, to Faisal Rashid of Fenwick & West LLP at (650) 335-7822.

Sincerely,

AMYRIS, INC.

By:	/s/ Kathleen Valiasek
Kathleen Valiasek
Chief Financial Officer